UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 16, 2013	By /s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

SUPPLEMENTAL AGREEMENT

TO THE FINANCIAL SERVICE AGREEMENT

Reference is made to the circular of China Eastern Airlines Corporation Limited (the “Company”) dated 29 October 2010 (the “Circular”) in relation to, inter alia, the financial services agreement entered into between 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the “Eastern Air Finance Company”) and the Company. Terms used herein shall have the same meanings as ascribed to them in the Circular.

In order to establish a systematic capital risk prevention mechanism and further ensure safety of the Company’s financial deposit in the Eastern Air Finance Company, on 16 January 2013, the Company entered into a supplemental agreement (the “Supplemental Agreement”) with the Eastern Air Finance Company to further regulate the balances of the Group’s deposits and loans with the Eastern Air Finance Entities on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the Financial Services Renewal Agreement remains unchanged.

Under the Supplemental Agreement,

(i)

the maximum balance of the Group’s deposits in the Eastern Air Finance Entities shall not be more than the maximum outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group;

(ii)

the daily balance of the Group’s deposits in the Eastern Air Finance Entities in each financial year shall not be more than the daily outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group in that particular financial year; and

(iii)	the Supplemental Agreement shall be effective from 16 January 2013 to 31 December 2013.

The terms in the Financial Services Renewal Agreement remain unchanged and in full force.

Pursuant to the Shanghai Listing Rules, the independent Directors have expressed their opinion as follows:

1.

When considering the resolution in relation to the Supplemental Agreement by the Board, the related Directors have abstained from voting; the resolution was considered and approved by the un-related Directors; the voting procedure complies with the relevant provisions of laws and regulations, the articles of association of the Company and the Rules for the Meeting of the Board of Directors (董事會議事規則) of the Company;

2.

The purpose for entering into the Supplemental Agreement is to strengthen the financial control of the Company, ensure safety of the Company’s money deposited in the Eastern Air Finance Entities and prevent any possible disguised occupation of the Company’s capital by its controlling shareholder; and it is in the interests of the Company and its Shareholders as a whole.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
16 January 2013

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